BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

May 10, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:           Mr. Michael Seaman, Attorney-Advisor

Re:	Ministry Partners Investment Company, LLC Form S-1 Filed December 23, 2009 File No. 333-163970

Ladies and Gentlemen:

This correspondence is in response to two comments delivered orally by the Staff in our telephone conversation on Friday, May 7, 2010.

1.	Please provide a copy of the text of the Class A Promissory Note Rates schedule displayed on Applicant’s website.

Attached is a file containing the Company’s Class A Promissory Note Rates schedule dated April 1, 2010. The rates are based on the current Indexes and calculated using the Spreads set forth in the Company’s Class A Notes prospectus.

2.
Please expand the disclosure under “Plan of Distribution” regarding the time and nature of the compensation payable to two employees which may not have been in compliance with the requirements of Rule 3a4-1.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
May 10, 2010

The Company will replace the second paragraph under “Plan of Distribution” appearing on page 84 of the Company’s prospectus with the following paragraph.

“We sell our Notes through the efforts of designated employees, none of whom are registered as a broker dealer under the 1934 Act. We and our employees engaging in transactions in connection with the sale of the Notes rely on the safe harbor exclusion from the definition of a broker set forth in 1934 Act Rule 3a4-1. Among other things, this Rule requires that a person relying on the Rule cannot be compensated by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. During the period from mid-2007 through March 31, 2010, one or both of two employees providing us services in connection with the offer and sale of our Notes could receive bonus compensation which was, in part, influenced by the amount of Notes we sold. Should either of these persons be found not to have satisfied the requirements of this Rule, we would bear the burden of showing that the person’s activities on our behalf did not result in the person being a broker under the 1934 Act. Our inability to do so could result in our incurring costs and possibly monetary penalties or awards which could be material.”

The Company would appreciate any comments the Staff may have regarding the Company’s responses to these two comments at the Commission’s earliest convenience. If the Staff has no further comments, the Company proposes to file an additional pre-effective amendment incorporating the proposed revision to the prospectus and updating the prospectus to include the Company’s financial statements for the nine months ended March 31, 2010.

If you have any questions, please contact the undersigned at your convenience.

Thank you for your timely consideration of this matter.

Very truly yours,

/s/ Bruce J. Rushall

BRUCE J. RUSHALL

BJR/cak
Enclosure
cc:	Billy M. Dodson, President
Ministry Partners Investment Company, LLC

MINISTRY PARTNERS™
INVESTMENT COMPANY, LLC

Class A Promissory Note Rates

April 1, 2010

Fixed Series

	12 Months		18 Months	24 Months	30 Months	36 Months	42 Months	48 Months	54 Months	60 Months
$1,000	Rate	2.26%	2.36%	3.08%	3.18%	3.82%	3.87%	4.41%	4.46%	4.92%
Fixed 1	APY	2.28%	2.39%	3.12%	3.23%	3.89%	3.94%	4.50%	4.55%	5.03%

$5,000	Rate	2.31%	2.41%	3.13%	3.23%	3.87%	3.92%	4.46%	4.51%	4.97%
Fixed 5	APY	2.33%	2.44%	3.18%	3.28%	3.94%	3.99%	4.55%	4.60%	5.08%

$10,000	Rate	2.36%	2.46%	3.18%	3.28%	3.92%	3.97%	4.51%	4.56%	5.02%
Fixed 10	APY	2.39%	2.49%	3.23%	3.33%	3.99%	4.04%	4.60%	4.66%	5.14%

$25,000	Rate	2.41%	2.51%	3.23%	3.33%	3.97%	4.02%	4.56%	4.61%	5.07%
Fixed 25	APY	2.44%	2.54%	3.28%	3.38%	4.04%	4.09%	4.66%	4.71%	5.19%

$50,000	Rate	2.46%	2.56%	3.28%	3.38%	4.02%	4.07%	4.61%	4.66%	5.12%
Fixed 50	APY	2.49%	2.59%	3.33%	3.43%	4.09%	4.15%	4.71%	4.76%	5.24%

$100,000	Rate	2.51%	2.61%	3.33%	3.43%	4.07%	4.12%	4.66%	4.71%	5.17%
Fixed 100	APY	2.54%	2.64%	3.38%	3.48%	4.15%	4.20%	4.76%	4.81%	5.29%

Variable Series Also applies to Class Alpha Series C and Series C			Flex Series

$10,000	Rate	1.78%	$25,000	Rate	4.56%
Variable 10	APY	1.80%	Flex 25	APY	4.66%

$25,000	Rate	1.83%	$50,000	Rate	4.61%
Variable 25	APY	1.85%	Flex 50	APY	4.71%

$50,000	Rate	1.88%	$100,000	Rate	4.66%
Variable 50	APY	1.90%	Flex 100	APY	4.76%

$100,000	Rate	1.98%	$250,000	Rate	4.71%
Variable 100	APY	2.00%	Flex 250	APY	4.81%

$250,000	Rate	2.08%	All Flex Series mature in seven years. See prospectus for details.
Variable 250	APY	2.10%

*Class Alpha Notes are no longer available for purchase

The percentage indicated for annual yield assumes monthly compounding of interest and that the rate remains unchanged for one year. Some notes bear variable interest notes, and your yield will vary as a result. Please call Ministry Partners investment Corporation to confirm Current rates and to request a Prospectus for complete details.

This announcement does not constitute an offer to sell or a request to buy, nor shall there be any sale of these securities in any state in which an offer, request or sale is not authorised. This offer is made only by our Prospectus.

Securities products offered by Ministry Partners investment Corporation are not deposits of, obligations of, or guaranteed by any credit union. They are net insured or guaranteed by the NCUSIF or any other government agency or private insurer. These products Involve investment risk including possible loss of principal.